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                               January 18, 2024

       Sze Ting Cho
       Chief Executive Officer
       Cre8 Enterprise Limited
       1/F, China Building
       29 Queen   s Road Central, Hong Kong

                                                        Re: Cre8 Enterprise
Limited
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted December
22, 2023
                                                            CIK No. 0002003977

       Dear Sze Ting Cho:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 Submitted December 22, 2023

       Cover Page

   1. Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing
the disclosure throughout the document so that it is clear to investors which entity
the disclosure is referencing and which subsidiaries or entities are conducting the business
operations. Refrain from using terms such as    we    or    our    when
                                                        describing activities
or functions of a subsidiary or other entity. Please revise your filing.
   2.                                                   We note your disclosure
that the    BVI holding company, Cre8 BVI, has not declared or
                                                        made any dividend or
other distribution to its shareholders, including U.S. investors, in the past, nor have any
dividends or distributions been made by our subsidiaries to the BVI holding company. For
the year ended December 31, 2022 and 2021, neither we nor our subsidiaries have not
declared or made any dividend or contribution to its shareholders.
                                                        Please revise to
clarify whether any transfers, dividends, or distributions have been made to date between the
holding company, its subsidiaries, and consolidated entities, or to
 Sze Ting Cho
Cre8 Enterprise Limited
January 18, 2024
Page 2
         investors, and quantify the amounts where applicable.
3. We note your disclosures about your dual class structure and differing voting rights of each class of ordinary shares. Please revise your prospectus summary and capitalization sections to provide these disclosures.
Prospectus Summary, page 1

4. State affirmatively whether you have received from Chinese authorities all requisite permissions or approvals and whether any permissions or approvals have been denied.
5. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date.
6. Please ensure that the information you provide in your filing is balanced. For example, we note your audit report contains an explanatory paragraph that your accumulated deficit and working capital deficit, net cash outflows from operating activities raise substantial doubt about your ability to continue as a going concern. To the extent you discuss, for example, your revenue, expectations of business premises expansion or hiring more staff, review each one and revise as necessary to provide balanced information including the need for substantial funding and capital. Revise your filing throughout.
7.       Please disclose your current level of indebtedness.
Implications of Being an "Emerging Growth Company", page 15

8. We note your disclosure in the last bullet of the first paragraph that as an emerging growth company you will not be required to conduct an evaluation of your internal control over financial reporting. Please note that pursuant to Item 15 of Form 20-F you will be required to conduct an evaluation and provide management's report on the effectiveness of your internal control over financial reporting starting with your second annual report. Please revise the statement, or advise.
Risk Factors
We  may face
FirstName    difficulties in
          LastNameSze        recruiting
                           Ting Cho and retaining experienced staff..., page 25
Comapany
9.         NameCre8
      We note         Enterprise
               your risk          Limited
                         factor that you may face difficulties recruiting and
retaining employees.
      Update  your risks
January 18, 2024 Page 2 characterized as potential if you have experienced material difficulties.
FirstName LastName
 Sze Ting Cho
FirstName  LastNameSze
Cre8 Enterprise Limited Ting Cho
Comapany
January 18,NameCre8
            2024      Enterprise Limited
January
Page 3 18, 2024 Page 3
FirstName LastName
You should read the entire prospectus carefully..., page 51

10. We note your disclosure in this section. Please revise to explain how this risk affects you and how it makes an investment in the company speculative or risky. Refer to Item 105 of
         Regulation S-K.
Capitalization, page 57

11.      Please revise to comply with Item 3.B of Form 20-F.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
59

12. Please identify any trend information that is reasonably likely to have a material effect on your results of operations or financial condition. For example, we note your disclosure on page 63 that revenue from your integrated IPO financial printing services decreased by half from HK$32,563,103 in the fiscal year ended December 31, 2021 to HK$16,160,234 in the fiscal year ended December 31, 2022. Further, we note your disclosure on page 66 that your government subsidies increased significantly from HK$15,585 in the fiscal year ended December 31, 2021 to HK$2,886,365 in the fiscal year ended December 31, 2022.
         Refer to Item 5.D of Form 20-F.
General Factors Affecting Our Results of Operations, page 60

13. Please revise to discuss all material adverse COVID-19 impacts here, and reconcile your disclosure on page 37 regarding adverse impacts. We note, for example, the disclosures that, among others, you experienced reduced demand for your integrated financial printing services. This appears inconsistent with your disclosure here that [t]he volatility of global stock market may adversely affect or delay our potential customers plans to commence their IPO and/or other fund raising and corporate activities. As such, our revenue and
         profitability may fluctuate.    Clearly revise your filing throughout.
Liquidity and Capital Resources, page 69

14. Please revise to comply with Item 5.B of Form 20-F. Further, please explain how your discussion of your bank borrowings on page 73 complies Item 5.B.2 of Form 20-F and is consistent with your disclosure on page F-20 or revise.
Business
Growth Strategies, page 89

15.      We note your disclosure that one of your growth strategies is to set
up    new business
         premises in Hong Kong/Mainland China/Southeast Asia.    This appears
inconsistent with
         your disclosure on page 4 that you plan to set up only one new business premise in
         Southeast Asia. Please revise your filing.
 Sze Ting Cho
FirstName  LastNameSze
Cre8 Enterprise Limited Ting Cho
Comapany
January 18,NameCre8
            2024      Enterprise Limited
January
Page 4 18, 2024 Page 4
FirstName LastName
Seasonality, page 94

16.      We note your disclosure that you    generally experience higher
demands for our services
         in March, April, August and September.    This disclosure appears
inconsistent with your
         other disclosure that you experience higher demands    in the first
half of each calendar
         year    on page 60. Please revise your filing.
Legal Proceedings, page 96

17.      We note your disclosures regarding two Proceedings and that    except
the Proceedings, we
         are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business,
         financial condition or operations.    This disclosure appears
inconsistent with your other
         disclosure that you do not    believe that the ultimate outcome of any
unresolved matters,
         individually and in the aggregate, is reasonably possible to have a material adverse effect
         on the financial position, results of operations or cash flows    on
page F-27. Please revise
         your filing.
Management, page 101

18. Please describe the extent and nature of the role of the board of directors in overseeing
         cybersecurity risks, including in connection with the company   s
supply
         chain/suppliers/service providers.
Compensation of Directors and Executive Officers, page 107

19. Please update this section to reflect the information for the last full financial year. Refer to
         Item 6.B of Form 20-F.
Related Party Transactions, page 108

20. Please update this section to reflect the information for the period beginning since the beginning of your preceding three financial years up to the date of the document. Refer to
         Item 7.B of Form 20-F. Further, please explain how your definition of related party complies with this Item or revise.
Enforceability of Civil Liabilities, page 130

21. We note your disclosure that all of your officers and board members are based in Hong
         Kong and that    it may be difficult for investors    to enforce
liabilities and enforcement
         judgments on those individuals. Please revise to clarify that it may be difficult or impossible for investors to do so. Further, if material, please address these risks in a separate risk factor.
 Sze Ting Cho
FirstName  LastNameSze
Cre8 Enterprise Limited Ting Cho
Comapany
January 18,NameCre8
            2024      Enterprise Limited
January
Page 5 18, 2024 Page 5
FirstName LastName
Consolidated Financial Statements, page F-1

22. We note that you are a nonpublic company registering its initial public offering of securities and that the audited financial statements included in the filing are now older than 12 months. To the extent you are relying on the 15-month requirement for the age of your financial statements, please file the representations outlined in Instruction 2 to Item
         8.A.4 of Form 20-F as an exhibit to the registration statement. Otherwise, please update the financial statements and other financial information in the filing to comply with Item
         8.A.4 of Form 20-F.
Exhibit Index, page II-2

23.      It appears that you have redacted information from Exhibits 10.1 and
10.2. Please revise
         the exhibit index and the exhibits to comply with Item 601(b)(10)(iv) of Regulation S-K.
         If you are not redacting information consistent with this Item, please advise.
General

24. We note you are registering shares for both a primary and a secondary resale offering.
         Please revise to address the following:
             Revise to include a table of contents for the resale prospectus and ensure it is consistent with the explanatory note. Refer to Item 502(a) of Regulation S-K;
             Revise the disclosure on page Alt-1 to clarify the number of shares that will be outstanding following the primary offering, both with and without exercise of the overallotment option;
             Provide risk factor disclosure of the impact that the resale offering may have on the ability of the company to sell its shares in the public offering and any other related material risks; and
             Revise the second risk factor on page 46 titled    Our existing
shareholders that are not
             included in this registration statement will be able to sell their Class A Ordinary
             Shares after completion of this Offering subject to restrictions
under the Rule 144    to
             clarify whether, or the extent to which, it relates to the resale offering.
25. Please revise your resale prospectus cover page to address the following:
             Clarify whether the resale offering is conditioned upon Nasdaq listing approval;
             Revise to cross-reference the Selling Shareholders Plan of Distribution section. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K;
             Provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies and as consistent with your primary prospectus cover page. For additional guidance, please see the Division of
             Corporation Finance's Sample Letter to China-Based Companies issued by the Staff in December 2021;
             Prominently disclose that the company will be a controlled company post-offering, identify the controlling shareholder(s) and such shareholders total voting power, and include appropriate risk factor disclosure;
 Sze Ting Cho
Cre8 Enterprise Limited
January 18, 2024
Page 6
             Discuss your dual class structure and differing voting rights of each class of ordinary shares; and
             Revise your commission legend to reference state securities commission. Refer to
           Item 501(b)(7) of Regulation S-K.
26.   Please revise page Alt-6 to reference your PRC counsel opinion.
       Please contact Len Jui at 202-551-6693 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact
Jenny O'Shanick at 202-551-8005 or Erin Purnell at 202-551-3454 with any other questions.



                                                             Sincerely,
FirstName LastNameSze Ting Cho
                                                             Division of
Corporation Finance
Comapany NameCre8 Enterprise Limited
                                                             Office of
Manufacturing
January 18, 2024 Page 6
cc:       Mengyi    Jason    Ye
FirstName LastName